Exhibit 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

The following are the subsidiaries of MoneyLion Inc., omitting certain subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary:

Name	State or Other Jurisdiction of Incorporation of Organization
Malka Media Group LLC	NJ
ML Capital III LLC	DE
ML Intermediate HoldCo LLC	DE
MoneyLion Malaysia SDN BHD	Malaysia
MoneyLion Technologies Inc. (1)	DE
Wealth Technologies Inc.	DE

(1)	The names of thirty-seven subsidiaries of MoneyLion Technologies Inc. have been omitted as they are wholly-owned subsidiaries carrying on the same line of consumer lending business in the United States.